Filed by APA Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Form S-4 No. 333-276797

Subject Company: Callon Petroleum Company

Commission File No. 001-14039

On March 28, 2024, the following corrections to a previously issued email regarding employee benefit matters in connection with the pending acquisition of Callon Petroleum Company (“Callon”) by APA Corporation (“APA”) were communicated to Callon employees:

Health & Welfare Benefits

Your Callon health and welfare benefits, including medical insurance through UMR, will be active through 11:59pm on March 31st ~~April 1st.~~

For the period beginning on ~~after~~ April 1st, Apache will be providing information on your benefits. Some information on Apache benefits is available by clicking on the “APA Information Page” on OneCallon. In the event of a medical emergency on or after April 1st, Apache has asked that you contact HR@apachecorp.com for assistance.

Forward-Looking Statements

This email contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “continues,” “could,” “estimates,” “expects,” “goals,” “guidance,” “may,” “might,” “outlook,” “possibly,” “potential,” “projects,” “prospects,” “should,” “will,” “would,” and similar references to future periods, but the absence of these words does not mean that a statement is not forward-looking. These statements include, but are not limited to, statements about the closing of the proposed acquisition of Callon and the expected benefits of such transaction. While forward-looking statements are based on assumptions and analyses made by us that we believe to be reasonable under the circumstances, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance, and financial condition to differ materially from our expectations, including the following: uncertainties as to whether the potential transaction will be consummated on the expected time period or at all, or if consummated, will achieve its anticipated benefits and projected synergies within the expected time period or at all; APA’s ability to integrate Callon’s operations in a successful manner and in the expected time period; the occurrence of any event, change, or other circumstance that could give rise to the termination of the transaction; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; approvals and/or support from key stakeholders; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against APA and Callon or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency, or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of APA or Callon and their respective management teams and potential difficulties in Callon’s ability to retain employees as a result of the transaction; negative effects of the announcement and the pendency or completion of the proposed acquisition on the market price of APA’s or Callon’s common stock and/or operating results; rating agency actions and APA’s and Callon’s ability to access short-and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches, and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political, or regulatory conditions outside of APA’s or

Callon’s control; and legislative, regulatory, and economic developments targeting public companies in the oil and gas industry. See “Risk Factors” in APA’s Form 10-K for the year ended December 31, 2023, and in APA’s definitive proxy statement/prospectus, dated February 16, 2024, relating to the transaction, for a discussion of risk factors that could affect the proposed transaction and our and Callon’s businesses. Any forward-looking statement made in this email speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. APA and its subsidiaries undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future development or otherwise, except as may be required by law.

No Offer or Solicitation

This email is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, APA has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of APA and Callon and that also constitutes a prospectus of APA common stock. The registration statement was declared effective on February 15, 2024, and APA filed a prospectus on February 16, 2024, and Callon filed a definitive proxy statement on February 16, 2024. APA and Callon commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about February 16, 2024. Each of APA and Callon may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that APA or Callon may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents containing important information about APA, Callon, and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by APA are also available free of charge on APA’s website at https://investor.apacorp.com. Copies of the documents filed with the SEC by Callon are available free of charge on Callon’s website at https://callon.com/investors.